UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Venoco, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92257PAB5

(CUSIP Number)

Timothy M. Marquez

370 17th Street, Suite 3900

Denver, Colorado 80202

(303) 626-8300

Copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Igor Kirman

Telephone Number: (212) 403-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 16, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92257PAB5	Page	2	of	8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Timothy Marquez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,070,495 (1)
	8	SHARED VOTING POWER 29,935,378 (2)
	9	SOLE DISPOSITIVE POWER 1,070,495 (1)
	10	SHARED DISPOSITIVE POWER 29,935,378 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,005,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.33%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)      Represents shares of restricted stock held of record by Timothy Marquez.  Such shares are subject to restrictions on vesting which have not been satisfied.  Until vested, Timothy Marquez may not dispose of such shares.

(2)      Includes (i) 28,311,192 shares held by the Marquez Trust, under Trust Agreement dated February 26, 2002, as amended (the “Marquez Trust”), for which Timothy Marquez and his wife, Bernadette Marquez, serve as trustees and(ii) 1,624,186 shares held by the Timothy and Bernadette Marquez Foundation (the “Marquez Foundation”), the sole directors of which are Timothy Marquez and Bernadette Marquez.

CUSIP No.	92257PAB5	Page	3	of	8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bernadette Marquez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,935,378 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,935,378 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,935,378 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.59%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)      Includes (i) 28,311,192 shares held by the Marquez Trust, for which Timothy Marquez and Bernadette Marquez serve as trustees, and (ii) 1,624,186 shares held by the Marquez Foundation, the sole directors of which are Timothy and Bernadette Marquez.

CUSIP No.	92257PAB5	Page	4	of	8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Marquez Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,311,192
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,311,192
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,311,192
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	92257PAB5	Page	5	of	8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Timothy and Bernadette Marquez Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,624,186
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,624,186
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,624,186
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.64%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	92257PAB5	Page	6	of	8

EXPLANATORY STATEMENT

This Amendment No. 6 to Schedule 13D (“Amendment”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Venoco, Inc. (the “Issuer”).  This amendment is being filed jointly by Timothy Marquez (“T. Marquez”), Bernadette Marquez (“B. Marquez”), the Marquez Trust (the “Marquez Trust”) and the Timothy and Bernadette Marquez Foundation (the “Marquez Foundation”).  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.  The Reporting Persons previously filed a Schedule 13D on January 15, 2009, a Schedule 13D/A, Amendment No. 1, on February 24, 2009, a Schedule 13D/A, Amendment No. 2 on March 10, 2009, a Schedule 13D/A, Amendment No. 3, on March 5, 2010, a Schedule 13D/A, Amendment No. 4 on July 16, 2010 and a Schedule 13D/A, Amendment No. 5 on August 26, 2011.  This Amendment amends the Schedule 13D as specifically set forth herein.

Item 3.      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following after the final paragraph thereof:

The aggregate value of the transaction (the “Transaction”) contemplated by the Agreement and Plan of Merger, dated as of January 16, 2012, among Denver Parent Corporation, a Delaware corporation (“Parent”), Denver Merger Sub Corporation, a Delaware corporation (“Merger Sub”) and the Issuer (the “Merger Agreement”), which is described in Item 4 below, including debt incurred or to remain outstanding in connection with the Transaction, is approximately $1.5 billion.

It is anticipated that financing for the Transaction will be in the form of bank borrowings and issuance of debt securities of Parent.  In the event any such financing cannot be obtained on terms reasonably acceptable to Parent, Parent may also consider alternative forms of financing.

In addition, certain of the Reporting Persons entered into a Rollover Commitment Letter, dated as of January 16, 2012 (the “Rollover Commitment Letter”), pursuant to which such Reporting Person agreed, subject to certain conditions, to contribute approximately 29.9 million shares of Common Stock to Parent (the “Rollover Shares”) in exchange for shares of common stock of Parent. This summary of the Rollover Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Commitment Letter, which is attached hereto as Exhibit 7.01 and incorporated by reference in its entirety into this Item 3.  The description of the Transaction set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4.      Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

On January 16, 2012, the Issuer announced in a Press Release (the “Press Release”) that it had entered into the Merger Agreement, pursuant to which all of the outstanding shares of Common Stock (other than the Rollover Shares) would be converted into the right to receive $12.50 per share in cash. The Press Release is attached hereto as Exhibit 7.02 and is incorporated by reference in its entirety into this Item 4.  The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 7.03 and incorporated by reference in its entirety into this Item 4.

In connection with the Transaction, certain of the Reporting Persons entered into a Voting Agreement with Issuer, dated as of January 16, 2012 (the “Voting Agreement”), pursuant to which such Reporting Persons agreed, subject to the terms and conditions set forth therein, to vote their Common Stock in favor of the adoption of the Merger Agreement. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 7.04 and incorporated by reference in its entirety into this Item 4.

The purpose of the Transaction is to acquire all of the outstanding Common Stock (other than the Rollover Shares). If the Transactions are consummated, the Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held by the Parent.

CUSIP No.	92257PAB5	Page	7	of	8

Item 5.      Interest in Securities of the Issuer

Item 5 is hereby amended to supplement subsection (a) with the following:

(a)           As of January 17, 2012, each Reporting Person beneficially owned the following number of shares of Common Stock:

Name of Filing Person	Number of Shares Beneficially Owned	Percent of Outstanding (3)
Timothy Marquez......................................................................................	31,005,873 (1)	50.33%
Bernadette Marquez..................................................................................	29,935,378 (2)	48.59
Marquez Trust............................................................................................	28,311,192	45.95
Marquez Foundation.................................................................................	1,624,186	2.64

___________________

(1)      Comprised of (i) 1,070,495 shares beneficially owned directly by T. Marquez, (ii) 28,311,192 shares held of record by the Marquez Trust of which T. Marquez is a trustee and (iii) 1,624,186 shares owned by the Marquez Foundation, of which T. Marquez is a director.

(2)      Consists of (i) 28,311,192 shares held of record by the Marquez Trust, of which B. Marquez is a trustee, and (ii) 1,624,186 shares owned by the Marquez Foundation, of which B. Marquez is a director.

(3)      The percentages set forth in the table are based on a total of 61,607,796 shares of Common Stock outstanding as of September 30, 2011 as reported in the Issuer’s Form 10-Q as filed with the SEC on November 1, 2011.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

The description of the Transaction in Item 4 above is incorporated herein by reference.

Item 7.      Material to be Filed as Exhibits

Item 7 is hereby supplemented with the following:

Exhibit 7.01.         Rollover Commitment Letter, dated January 16, 2012, among the Marquez Trust, the Marquez Foundation and Denver Parent Corporation.

Exhibit 7.02.         Press Release, dated January 16, 2012 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed January 17, 2012).

Exhibit 7.03.         Agreement and Plan of Merger, dated as of January 16, 2012, among Denver Parent Corporation, Denver Merger Sub Corporation, and Venoco, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed January 17, 2012).

Exhibit 7.04          Voting Agreement, dated January 16, 2012, among the Marquez Trust, the Marquez Foundation and Venoco, Inc. (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, filed January 17, 2012).

8

CUSIP No.	92257PAB5	Page	8	of	8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2012

/s/ Timothy Marquez	/s/ Bernadette Marquez
Timothy Marquez	Bernadette Marquez
MARQUEZ TRUST	TIMOTHY AND BERNADETTE MARQUEZ FOUNDATION
/s/ Timothy Marquez	/s/ Timothy Marquez
By Timothy Marquez, Trustee	By Timothy Marquez, Director